================================================================================



                                    FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



For the month of                             May                         2006
                        -----------------------------------------     ----------
Commission File Number                    001-32748
                        -----------------------------------------

                            CORRIENTE RESOURCES INC.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


    520 - 800 West Pender Street, Vancouver, British Columbia, CANADA V6C 2V6
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                   (Address of principal executive offices)



      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

            Form 20-F _____________            Form 40-F ______X_______


      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):


      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):


      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes ______________            No ______X________

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________


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

DOCUMENTS INCLUDED AS PART OF THIS REPORT


     Document
     --------
        1. Management's discussion and analysis of financial condition and results of operations for the quarter ended March 31, 2006.
        2. Interim consolidated financial statements for the quarter ended March 31, 2006.
        3.       Certification of Interim Filings - CEO
        4.       Certification of Interim Filings - CFO
        5. News release, dated May 16, 2006, relating to the requested changes to the Mirador technical report.

                                                                    DOCUMENT 1

                       MANAGEMENT'S DISCUSSION & ANALYSIS
             (Expressed in Canadian dollars unless otherwise noted)

                                                                    May 11, 2006

Management's Discussion and Analysis supplements, but does not form part of, the unaudited consolidated financial statements of the company and the notes thereto for the fiscal period ended March 31, 2006. Consequently, the following discussion and analysis of the financial condition and results of operations for Corriente Resources Inc. should be read in conjunction with the audited consolidated financial statements for the periods ended March 31, 2006 and 2005 and related notes therein, which have been prepared in accordance with Canadian generally accepted accounting principles, consistently applied.

Additional information regarding the company, including its Annual Information Form, can be found on SEDAR at www.sedar.com.

Forward-Looking Statements

Certain statements contained in the following Management's Discussion and Analysis (MD&A) and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance of achievements of the company to materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below.

Corporate Governance

Management of the company is responsible for the preparation and presentation of the annual consolidated financial statements and notes thereto, MD&A and other information contained in this annual report. Additionally, it is Management's responsibility to ensure the company complies with the laws and regulations applicable to its activities.

The company's Management is accountable to the Board of Directors (Directors), each member of which is elected annually by the shareholders of the company. The Directors are responsible for reviewing and approving the annual audited consolidated financial statements and the MD&A. Responsibility for the review and approval of the company's quarterly unaudited interim consolidated financial statements and MD&A is delegated by the Directors to the Audit Committee, which is comprised of three directors, all of whom are independent of Management. Additionally, the Audit Committee pre-approves audit and non-audit services provided by the company's auditors.

The auditors are appointed annually by the shareholders to conduct an audit of the consolidated financial statements in accordance with generally accepted auditing standards. The external auditors have complete access to the Audit Committee to discuss audit, financial reporting and related matters resulting from the annual audit as well as assist the members of the Audit Committee in discharging their corporate governance responsibilities.

The disclosure of Corriente's corporate governance policies is contained in the company's Information Circular prepared for the May 2006 Annual General Meeting and which is available for review at www.sedar.com. The disclosure statement has been prepared by the company's Corporate Governance Committee and approved by the Board of Directors.

Disclosure Controls

Corriente has daily, weekly, monthly and annual processes that, when considered in the aggregate and in conjunction with current internal controls, are considered to be effective disclosure controls. In addition, Corriente has created a Corporate Disclosure Committee, comprised of the Chief Executive Officer, Senior Vice-President, and Chief Financial Officer. This Committee supplements these periodic processes.

Disclosure Controls and Procedures have been developed to ensure that material information relating to Corriente and its subsidiaries is made known to us by others within those entities, particularly within a period in which a disclosure report is being prepared. These involve:

   o identification of all continuous disclosure requirements under securities laws, rules and policies applicable to Corriente.

   o identification of the individuals responsible for preparing reportable information and individuals, whether internal or external, responsible for reviewing reports or portions of reports to verify disclosure made with respect to their areas of responsibility or expertise.

   o establishment of timetables for the preparation and adequate review of reportable information.

   o procedures for obtaining "sign-off" on disclosure of reportable information and receipt of written consents from all experts whose reports are included or referred to in any disclosure.

   o procedures for the identification and timely reporting to the Committee of information which may constitute material information or which may constitute a material change to previously disclosed material information, including the identification of individuals who are likely to learn first about events outside the control of Corriente that may give rise to material information.

   o procedures for the identification and reporting to the Audit Committee of the Board of Directors of any fraud, whether or not material, that involves management or other employees who have a significant role in Corriente's internal controls.

   o ensuring the procedures are followed with respect to the release of each disclosure made in writing and for the review of any disclosure made orally.

   o     ongoing evaluation of Corriente's disclosure controls and procedures.

Corriente and its subsidiaries are relatively small in size and operate in a very integrated management environment. That is, senior management is in constant contact with many of Corriente's staff, suppliers, regulators and the like on an ongoing and detailed basis. This allows one or more of senior management to be in a position where they are more likely to be aware (than not) of material events or information. While senior management may not be aware of all things at all times, it believes that the probability of a material event or material information being missed or not disclosed on a timely basis is very small.

As new Canadian accounting standards are released, the Chief Financial Officer undertakes a review and evaluation to determine if it is applicable. If there is any uncertainty in its applicability, Corriente solicits the input of the external auditor. If the new standard is applicable to Corriente, it is then analyzed and summarized in a manner that effectively documents and evaluates the impact on Corriente, and to determine the immediate action, if any, Corriente would need to undertake in order to comply with the new standard. Quarterly, the documented standards are reviewed, and updated as required, to ensure that a standard is still applicable, and that Corriente remains in compliance.

Through implementation of the above, senior management believes that the company's disclosure controls are sufficient while being practical for a company of its size.

General

Corriente is a Canadian-based junior resource exploration company engaged in the exploration and development of copper-gold resource properties located primarily in the Corriente Copper Belt in Ecuador. Under various agreements signed with certain subsidiaries of BHP Billiton LLC ("BHP Billiton"), the company has earned a 100% interest in certain of BHP Billiton's resource properties located in the Rio Zamora copper porphyry district (Corriente Copper Belt), in Ecuador. This required the issue of shares to BHP Billiton and the expenditure of exploration funds under the terms of these agreements. Additionally, these concessions are subject to a 2% Net Smelter Royalty ("NSR") payable to BHP Billiton, though the company has the right to reduce the NSR to 1% for the Mirador, Panantza and San Carlos resource properties upon the payment of US$2 million for each property.

As a result, Corriente controls a 100% interest in over 50,000 hectares located within the Corriente Copper Belt. The Belt extends over a 20 x 80 kilometre area in southeast Ecuador. The Belt currently contains three copper and copper-gold porphyry deposits, Mirador, Panantza and San Carlos. Six additional copper and copper-gold exploration targets have been identified in the Corriente Copper Belt to date.

The company's executive office is located in Vancouver, Canada while its Ecuador operations are run from its subsidiary office located in Quito, Ecuador. With the exception of short-term operational requirements for the subsidiaries, funds have been maintained and controlled in Vancouver, both in Canadian and U.S. dollars. In addition to its core staff, the company engages consultants as necessary, to provide geological, mine development and pre-construction consulting, design and other services. Overhead costs and efficiencies in Ecuador continue to compare favourably with other South American exploration areas.

Listing on the American Stock Exchange

The company's shares began trading on the American Stock Exchange on Thursday, April 6, 2006. The listing on the American Stock Exchange is expected to provide U.S. investors with much more direct access to the company's copper growth story. As well, it should allow the company to expand its shareholder base in the largest capital market in the world.

Appointment to the Board of Directors

The company appointed David G. Unruh to its Board of Directors in January 2006. Mr. Unruh is a Director of Westcoast Energy Inc. and Union Gas Limited, both Duke Energy companies. Mr. Unruh is also a director of Catalyst Paper Inc., Ontario Power Generation Inc., Pacific Northern Gas Ltd., Canada Line Rapid Transit Inc., The Wawanesa Mutual Insurance Company, The Wawanesa Life Insurance Company and The Wawanesa General Insurance Company and is a member of the Manitoba Bar Association and the Canadian Bar Association.

Mr. Unruh joined Westcoast Energy Inc. as Senior Vice President, Law and Corporate Secretary in 1993 and continued in that role until March 14, 2002. From March 15, 2002 until his retirement on April 1, 2003, he was Senior Vice President and General Counsel for Duke Energy Gas Transmission's North American operations following which from April 1, 2003 to June 30, 2005 he became a non-executive Vice Chair of both Westcoast Energy Inc. and Union Gas Limited. Prior to his move to British Columbia to join Westcoast Energy, Mr. Unruh practiced business law in Winnipeg, Manitoba most recently as a partner of Aikins, MacAulay & Thorvaldson, Barristers and Solicitors.

Amendment to Stock Option Plan

During the period ended March 31, 2006, the company granted options to purchase 25,000 shares to a new director and 400,000 to senior management. These options have a five-year expiry from date of grant. As the latter grant exceeds the option room available under the company's Stock Option Plan (Option Plan), they are subject to shareholder approval in accordance with the policies of the Toronto Stock Exchange. The company is seeking approval at its May 25, 2006 Annual General Meeting to amend the Option Plan to increase the number of shares that may be reserved for issue under it from 6,524,830 to a rolling maximum of 10% of the number of common shares actually outstanding immediately prior to the grant of any particular option.

Mirador Project

Corriente is moving towards construction of a starter operation at its Mirador copper-gold operation. Mirador is one of the few new, sizeable copper projects available for near-term production.

Environmental Impact Assessment
-------------------------------
Corriente announced on May 4, 2006 that the Mirador copper project Environmental Impact Assessment (EIA) met all the legal requirements of the Ecuadorian Ministry of Energy and Mining (MEM) and approval was granted on the EIA.

The Sub-Secretary of the MEM, Mr. Carlos Muirriagi, was quoted as stating "Ecuador is extremely pleased about the EIA approval and our commitment is to help mining companies like Corriente that are making it possible in the near future for Ecuador to become a metal mining country".

The EIA covered both the environmental aspects of proposed mining operations in Mirador and community and social plans associated with the same project. During the lengthy preparation of the EIA, the company worked closely with the MEM to ensure that the report met all required government guidelines and regulations. The Mirador EIA is one of the most comprehensive documents on social and environmental issues ever submitted to the Mines Ministry in Ecuador. The submission of the EIA and subsequent approval followed an extensive consultation process with local communities, that was carried out in late November and early December 2005.

Engineering and Procurement
---------------------------
In March 2006, the company's wholly owned subsidiary, Ecuacorriente S.A. signed a Letter of Award with SNC-Lavalin Chile S.A., a member of the SNC-Lavalin Group of Companies of Canada, for full Engineering and Procurement Services for the start-up and expansion of the Mirador mine. SNC-Lavalin Chile's experienced engineering group has extensive mine design and construction experience in South America, while overall, SNC-Lavalin is one of the leading groups of engineering and construction companies in the world.

Power
-----
In March 2006, the company announced that it signed a Letter of Intent (LOI) with Hidroabanico S.A. to supply the 28.5 MW power needs of proposed mining operations at the Mirador copper-gold project. The terms outlined in the LOI propose a 10 year Power Purchase Agreement (PPA) with a proposed rate of $0.05/kWh. The Hidroabanico facility has already been completed to a 15 MW stage and an expansion is under way to the final size of 37.5 MW, with completion slated for December 2006. The Hidroabanico facility is a run-of-river design and provides "green" energy that qualifies for the carbon credit program. The energy will be delivered through a dedicated line to the mine, which will cost in the order of $US10 Million to construct and will be included in the capital cost estimate for Mirador. As part of the LOI, Hidroabanico will have the first right of opportunity to provide energy needs for the planned 25,000 tpd to 50,000 tpd expansion at Mirador. A due diligence review is presently underway at the site, which will be followed by final negotiation of the PPA.

Since 1999, Ecuador has had a competitive wholesale electrical market operated by Centro Nacional de Control de Energia (CENACE). The country's energy needs are currently supplied by a combination of hydro and thermal suppliers, but most new energy sources in Ecuador are hydro (such as the 230 MW San Francisco Project currently under construction south of Quito). As part of the government plan to grow energy supplies in Ecuador, a total of 146 new hydro projects over 1 MW have been identified which will provide potential new capacity of over 20,000 MW to the Ecuador energy market.

As a PPA with Hidroabanico will meet the energy needs at Mirador, Corriente is planning no further development work at the Sabanilla run-of-river project. Options for moving the Sabanilla project forward with local operators as a spot power producer are under review.

Exploration

Exploration efforts continued during the first quarter with a significant drilling program at Mirador Norte, which is located only 3 km to the northwest of the company's Mirador project. Drilling was completed on 39 holes totaling 6800 metres of core for this phase of exploration work, and the related assay results should be available in the second quarter. An in-house resource estimate for Mirador Norte is expected to be completed in the second half of 2006, which will add to the overall Mirador area resource estimate.

Financial Results of Operations

All of the financial information referenced below has been prepared in accordance with Canadian generally accepted accounting principles, applied on a consistent basis.

-----------------------------
| Financial Data for Last    |
| Eight Quarters             |
-----------------------------
----------------------------------------------------------------------------------------------------------------
Three months ended               Mar-06     Dec-05    Sep-05    Jun-05     Mar-05    Dec-04    Sep-04     Jun-04
----------------------------------------------------------------------------------------------------------------
Total revenues (000's)          $     0    $   0     $   0      $   0    $     0   $    0      $    0     $   0
----------------------------------------------------------------------------------------------------------------
(Earnings) loss before          $   188    $3,272    $1,404     $  378   $(1,710)  $ (429)     $  425     $ 343
extraordinary items (000's)
----------------------------------------------------------------------------------------------------------------
Net (earnings) loss (000's)     $   188    $3,272    $1,404     $  378   $(1,710)  $ (429)     $  425     $ 343
----------------------------------------------------------------------------------------------------------------
(Earnings) loss per share       $  0.00    $ 0.07    $ 0.03     $0.01    $ (0.04)  $(0.01)     $ 0.01     $0.01
----------------------------------------------------------------------------------------------------------------

The company's operations during the period ended March 31, 2006 produced a net loss of $187,674 or $0.00 per share compared to net earnings of $1,709,676 or $0.04 per share in the first quarter of 2005. As the company has not owned any revenue-producing resource properties, no mining revenues have been recorded to date. The net earnings in the first quarter of 2005 were due to the receipt and sale of marketable securities received on the sale of assets previously written off.

Deferred mineral property development expenditures made on the company's target projects within the Corriente Copper Belt for the period totalled $2,842,303 versus $2,323,136 during the same quarter in 2005, reflecting the company's significant activities in furthering development of the Mirador starter mine. These activities included costs incurred towards hiring engineering and construction personnel for the continuing development of the Mirador project infrastructure.

Deferred power project expenditures made by the company pursuant to its JV contributions for development of the Sabanilla Power Project totalled $Nil in the first quarter of 2006 (2005 - $475,936). As disclosed above, the company is proceeding towards agreement on a PPA with Hidroabanico, and consequently, has written the costs of Sabanilla down to $Nil and is exploring its options for Sabanilla.

Administration expenses increased in the first quarter of 2006 to $457,863 from $335,064 in 2005. The increase from 2005 is primarily due to an increase in management fees, wages and benefits to $216,195 (2005 - $103,191), regulatory fees to $59,665 (2005 - $34,245), and printing and shareholder information costs increased to $12,474 (2005 - $3,977). The higher administrative costs reflected the addition of mining resource development management and increased directors' fees, increased sustaining fees based on the company's higher market capitalization and increased printing costs. Decreased costs during the quarter included stock-based compensation decreasing from $67,054 for the first quarter of 2005 to $52,582 in the same period for 2006. Also, investor relations and promotion costs decreased slightly to $30,408 from $38,570.

Stock-compensation expenses were $52,582 in the first quarter of 2006 versus $67,054 for the first quarter of 2005, reflecting the fair value of stock options granted during the periods as calculated using the Black-Scholes Option Pricing Model.

Due to the company's higher average cash balance on hand during the first quarter of 2006, interest income increased to $267,280 from $71,080 for 2005. General exploration increased to $19,222 in the first quarter of 2006 from $109 in the first quarter of 2005.

As the company has not had any revenue-producing resource properties, no mining revenues have been recorded to date. The significant net income generated in the first quarter of 2005 was due to marketable securities sold, which had been received from the sale of the company's Argentine and Bolivian assets written off in prior years. Excluding such proceeds, the company's net losses for the last 8 quarters generally reflect the impact and timing of the recording of stock-compensation expenses attributable to the Black Scholes Option Pricing Model calculation of the fair value of stock options granted within the period, offset by interest income earned from cash on hand.

--------------------------------------------------
Financial Data for Last Three Fiscal Years
--------------------------------------------------
----------------------------------------------------------------------------------------
Fiscal year ended                                  Dec 31-05     Dec 31-04     Dec 31-03
----------------------------------------------------------------------------------------
Total revenues (000's)                              $      0     $       0     $      0
----------------------------------------------------------------------------------------
Loss before extraordinary items (000's)             $  3,344     $     714     $    682
----------------------------------------------------------------------------------------
Net loss (000's)                                    $  3,344     $      714    $     682
----------------------------------------------------------------------------------------
Basic and diluted loss per share                    $   0.07     $    0.02     $   0.02
----------------------------------------------------------------------------------------
Cash and cash equivalents (000's)                   $ 32,441     $  12,603     $ 18,688
----------------------------------------------------------------------------------------
Total assets (000's)                                $ 67,100     $  40,502     $ 35,948
----------------------------------------------------------------------------------------
Total long-term financial liabilities (000's)       $      0     $       0     $      0
----------------------------------------------------------------------------------------
Total shareholders' equity (000's)                  $ 66,124     $  39,755     $ 35,527
----------------------------------------------------------------------------------------
Cash dividends declared per share                   $   0.00     $    0.00     $   0.00
----------------------------------------------------------------------------------------

Related Party Transactions

Included in management fees, wages and benefits and in mineral properties and investor relations are expenditures of $Nil during the first quarter of 2006 (2005 - $19,863) in respect of administrative services provided by a company affiliated with an employed officer. At March 31, 2006, $Nil (2005 - $9,339) was due to this company affiliated with an employed officer.

Critical Accounting Policies

The details of the company's significant accounting policies are presented in note 2 of the company's audited consolidated financial statements which can be found at www.sedar.com. The following policies are considered by management to be essential to understanding the processes and reasoning that go into the preparation of the company's financial statements and the uncertainties that could have a bearing on its financial results.

Resource Properties

The Company capitalizes all costs related to investments in mineral property interests on a property-by-property basis. Such costs include mineral property acquisition costs and exploration expenditures, including interest on any required guarantee. Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed, the property sold or the Company's mineral rights allowed to lapse.

All deferred mineral property expenditures are reviewed, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve or the Company's assessment of its ability to sell the property for an amount less than the deferred costs, provision is made for the impairment in value and the property is written down to the estimated fair value.

The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values. These costs are depleted over the useful lives of the properties upon commencement of commercial production or written off if the properties are abandoned, become impaired or the claims allowed to lapse.

Stock-based Compensation

Management is required to make significant estimates about future volatility and the period in which stock options will be exercised. The selection of the estimated volatility figure, and the estimate of the period in which an option will be exercised will have a significant impact on the costs recognized for stock based compensation. The estimates concerning volatility are made with reference to historical volatility, which is not necessarily an accurate indicator of volatility which will be experienced in the future. Management assumes that stock options will remain unexercised until near their expiry date because historical experience supports this assumption. However, the exercise of options may occur at times different than those estimated, or options may expire unexercised. For options which vest over future periods, management makes an estimate of the percentage of options which are expected to be forfeited prior to vesting based on historical experience, which may not be an accurate indicator of future results. No adjustment is made for actual experience, except for options which vest at specific dates over time, where management updates its estimate of the number of unexercised options which are expected to vest in the future. Such fair value is estimated using the Black-Scholes Option Pricing Model, the assumptions of which can be found in Note 5 c) of the company's consolidated financial statements for the period ended March 31, 2006.

Liquidity and Capital Resources

Working capital as at March 31, 2006 was $29,380,350, compared to $11,535,662 at March 31, 2005. The increase is primarily due to the completion of a short-form prospectus offering on December 29, 2005 that raised net proceeds of $27,853,364. The main uses of cash during the first quarter of 2006 were expenditures associated with the development of the planned Mirador mine of $2,842,303 (2005 - $2,323,136).

As at March 31, 2006, the company had 54,441,393 (fully diluted - 56,631,393) common shares issued and outstanding versus 45,421,393 (fully diluted - 49,055,141) for 2005. There were no public offerings in the first quarters of 2006 and 2005, though the proceeds from the exercise of 690,000 stock options of $789,000 (2005 - $ Nil) contributed positively to the company's working capital. A further 865,000 stock options were exercised subsequent to March 31, 2006, for proceeds to the company of $1,202,300.

Subsequent to the end of the quarter, on May 8, 2006, the company announced that it entered into an underwriting agreement with a syndicate of underwriters to sell 19,231,000 common shares at a price of $6.50 per share to raise gross proceeds of $125,001,500 pursuant to a short form prospectus. This financing is expected to close on or about May 26, 2006.

Historically, the company's capital requirements have been met by equity subscriptions. While the company's current working capital is considered sufficient to meet the company's administrative overhead for the next several years, substantial capital is required to complete the company's mine. Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration and project development activity and foreign exchange fluctuations.

Risk Factors

Companies operating in the mining industry face many and varied kinds of risks. While risk management cannot eliminate the impact of all potential risks, the company strives to manage such risks to the extent possible and practical. Following are the risk factors which the company's management believes are most important in the context of the company's business. It should be noted that this list is not exhaustive and that other risk factors may apply. An investment in the company may not be suitable for all investors.

Foreign Country and Political Risk

The resource properties on which the company is actively pursuing its exploration and development activities are all located in Ecuador, South America. As a result, the company is subject to certain risks, including currency fluctuations and possible political or economic instability in Ecuador, which may result in the impairment or loss of mineral concessions or other mineral rights. Also, mineral exploration and mining activities may be affected in varying degrees by political instability and government regulations relating to the mining industry. Any changes in regulations or shifts in political attitudes are beyond the control of the company and may adversely affect its business. Exploration may be affected in varying degrees by government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine and/or site safety. While Management believes that the current political climate in Ecuador is stable, there can be no certainty that this will continue going forward. To alleviate such risk, the company funds its Ecuador operations on an as-needed basis and works closely with federal and territorial governments and community groups. The company does not presently maintain political risk insurance for its foreign exploration and development projects.

Exploration and Mining Risks

The business of exploring for minerals and mining involves a high degree of risk. Due in some cases to factors that cannot be foreseen, only a small proportion of the properties that are explored are ultimately developed into producing mines. At present, only the company's Mirador project property has proven or probable reserves while any planned exploration programs for the company's other properties are an exploratory search for proven or probable reserves. The mining areas presently being assessed by the company may not contain economically recoverable volumes of minerals or metals. The operations of the company may be disrupted by a variety of risks and hazards which are beyond the control of the company, including labour disruptions, the inability to obtain suitable or adequate machinery, equipment or labour and other risks involved in the conduct of exploration programs. Once economically recoverable volumes of minerals are found, substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralised deposit, no assurance can be given that minerals will be discovered in sufficient quantities or having sufficient grade to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing copper, gold and other mineral properties is affected by many factors including the cost of operations, variations of the grade of ore mined, fluctuations in the price of minerals produced, costs of processing equipment and such other factors as government regulations, including regulations relating to environmental protection. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Depending on the price of copper or other minerals produced, which have fluctuated widely in the past, the company may determine that it is impractical to commence or continue commercial production.

Financing Risks

The company has limited financial resources, has no source of operating cash flow and has no assurance that additional funding will be available to it for further exploration and development of its projects. Further exploration and development of one or more of the company's properties will be dependent upon the company's ability to obtain financing through joint venturing, equity or debt financing or other means, and although the company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects.

Limited Experience with Development-Stage Mining Operations

The company has no previous experience in placing resource properties into production and its ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise. There can be no assurance that the company will have available to it the necessary expertise when and if it places its resource properties into production.

Estimates of Mineral Resources and Production Risks

The Mineral Resource estimates disclosed by the company are estimates only, and no assurance can be given that any proven or probable reserves will be discovered or that any particular level of recovery of minerals will in fact be realized or that an identified reserve or resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. In addition, the grade of mineralization which may ultimately be mined may differ from that indicated by drilling results and such differences could be material. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. Consequently, the company's estimated Mineral Resources should not be interpreted as assurances or evidence of commercial viability or potential or of the profitability of any future operations.

Base Metals Prices

The principal activity of the company is the exploration and development of copper-gold resource properties. The mineral exploration and development industry in general is intensely competitive and there is no assurance that, even if commercial quantities of proven and probable reserves are discovered, a profitable market may exist for the sale of the same. Factors beyond the control of the company may affect the marketability of any substances discovered. Base metals prices have fluctuated widely, particularly in recent years. The feasible development of such properties is highly dependent upon the price of copper and, to a lesser extent, gold. A sustained and substantial decline in commodity copper prices could result in the write-down, termination of exploration and development work or loss of its interests in identified resource properties.

Competition

The company competes with many companies that have substantially greater financial and technical resources than the company for the acquisition of mineral properties as well as for the recruitment and retention of qualified employees.

Environmental and other Regulatory Requirements

The activities of the company are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

Companies engaged in exploration activities generally experience increased costs and delays as a result of the need to comply with applicable laws, regulations and permits. There can be no assurance that all permits which the company may require for exploration and development of its properties will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any project that the company may undertake.

The company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities. However, there may be unforeseen environmental liabilities resulting from exploration and/or mining activities and these may be costly to remedy. Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in exploration operations may be required to compensate those suffering loss or damage by reason of the exploration activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on the company and cause increases in expenditures and costs or require abandonment or delays in developing new mining properties.

Corriente's policy is to abide by the regulations and requirements of Ecuador, Canada and the World Bank.

Title Matters

Title to and the area of mining concessions may be disputed. Although the company has taken steps to verify the title to mineral properties in which it has an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the company's title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

Repatriation of Earnings

Currently there are no restrictions on the repatriation from Ecuador of earnings to foreign entities. However, there can be no assurance that restrictions on repatriation of earnings from Ecuador will not be imposed in the future.

Dependence On Key Personnel

The company's development to date has largely depended on, and in the future will continue to depend on, the efforts of key management. Loss of any of these people could have a material adverse effect on the company and its business. The company has not obtained and does not intend to obtain key-person insurance in respect of any directors or other of its employees.

Share Price Fluctuations

In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered development-stage companies such as the company, have experienced wide fluctuations in price which have not necessarily been related to the underlying asset values or prospects of such companies. Price fluctuations will continue to occur in the future.

No Dividends

Investors cannot expect to receive a dividend on their investment in the company in the foreseeable future, if ever. Investors should not expect to receive any return on their investment in the company's securities other than possible capital gains.

Outlook

The company fully intends to continue with the development and pre-construction work necessary to build and commission an initial 25,000 tonnes/day mine on its Mirador property in the second half of 2008. This starter mine is expected to serve as the base for the phased development of the company's resource properties located in the Corriente Copper Belt in southern Ecuador. Financing for the Mirador project is expected to come from a combination of equity, bank, off-taker and/or supplier financing sources. Discussions are underway with representatives from all such potential sources.

The recent approval of the Mirador project's EIA by the government of Ecuador and the company's recently-announced equity financing are major steps towards the development and commissioning of the Mirador copper project. The company continues to make progress on remaining key components of the Mirador project.

With the completion of the Mirador Norte drilling program, exploration drilling for the remainder of 2006 will be focused on the company's Panantza project. Additional prospecting in and around the Panantza and San Carlos projects will also take place.

Corriente controls a 100% interest in over 50,000 hectares located within the Corriente Copper Belt in Ecuador. This includes three copper and copper-gold porphyry deposits, called Mirador, Panantza and San Carlos. Measured and indicated copper resources at a 0.40% cutoff at Mirador is 438 million tonnes at 0.61%Cu and 0.19g/t Au, while inferred resources at Panantza, San Carlos and Mirador (excluding Mirador Norte) at a 0.40% cutoff are 395 million tonnes at 0.67% Cu and 0.08 g/t Au, 657 million tonnes at 0.61% Cu, and 235 million tonnes at 0.52% Cu and 0.17 g/t Au, respectively.

                                                                    DOCUMENT 2

Corriente Resources Inc.

(A Development Stage Enterprise)

Interim Consolidated Financial Statements

March 31, 2006

(Unaudited)

[CORRIENTE RESOURCES INC. GRAPHIC OMITTED]


                                                                    May 11, 2006
Message to Shareholders

The first quarter of 2006 was focused on development of the key aspects of the Mirador project which are required to allow a construction decision to take place in the second half of 2006. These aspects include approval of the Environmental Impact Assessment (EIA) which was submitted in December, 2005, a decision on the energy supply, and the engineering studies being carried out by SNC Lavalin regarding the potential expansion of the starter project's capacity to 50,000 tonnes/day in the fifth year following startup.

As announced earlier, the Company has received approval of the Mirador EIA and on March 22, 2006 a Letter of Intent was signed which outlined a plan to supply
28.5 MW of energy to Mirador from the nearby Abanico run-of-river hydro project. Preliminary engineering studies are underway on the transmission line right of way.

The SNC Lavalin engineering team has been working on the 25,000 to 50,000 tonne/day expansion scenario for several months and this work will lead to the completion of a definitive feasibility study for the Mirador project. Although the 25,000 tonnes per day starter project will not change in scope significantly, the Company wants to be able to utilize this phase of engineering work to maximize the return to shareholders by pre-planning for a potential expansion.

On April 6, 2006 the Company's shares commenced trading on the American Stock Exchange as part of our continuing effort to expand our investor base. Early indications are that the listing has been well received among U.S. institutions. As a result of the AMEX listing, the Company's investors and shareholders in Canada, U.S. and Germany now have access to local stock exchanges on which to trade Corriente's shares.

Exploration efforts continued during the first quarter with a significant drilling program at Mirador Norte, which is located only 3 km to the northwest of the Company's Mirador project. Drilling was completed on 39 holes totaling 6800 metres of core for this phase of exploration work, and the related assay results should be available in the second quarter. An in-house resource estimate for Mirador Norte is expected to be completed in the second half of this year, which will add to the overall Mirador area resource estimate.

On May 8, 2006, the Company announced its largest equity financing ever, raising $125 million through an offering of 19,231,000 common shares at a price of $6.50 per share. Management believes that this equity financing, together with the December 2005 financing, will provide sufficient equity capital to realize our 50:50 debt to equity financing goal for the Mirador project. The debt financing is expected to come from traditional resource banking and concentrate off-taker sources.

On behalf of the Board,

Kenneth R. Shannon
Chief Executive Officer

Corriente Resources Inc.
(a development stage enterprise)

Consolidated Balance Sheets
--------------------------------------------------------------------------------------------------------------------
(expressed in Canadian dollars)
                                                                            March 31, 2006         December 31, 2005
                                                                             (Unaudited)               (Audited)
 -------------------------------------------------------------------------------------------------------------------
 Assets

 Current assets
 Cash and cash equivalents                                               $      29,842,987       $      32,440,690
 Accounts receivable and prepaid expenses                                          223,656                 187,746
 -------------------------------------------------------------------------------------------------------------------
                                                                                30,066,643              32,628,436

 Mineral properties (note 3)                                                    37,066,399              34,205,955

 Property, plant and equipment (note 4)                                            330,923                 265,617
 -------------------------------------------------------------------------------------------------------------------

                                                                         $      67,463,965       $      67,100,008
 ===================================================================================================================

 Liabilities

 Current liabilities
 Accounts payable and accrued liabilities (note 6)                       $         686,293       $         976,244
 -------------------------------------------------------------------------------------------------------------------


 Shareholders' Equity

 Share capital (note 5 (b))                                                    113,547,034             112,367,655

 Options (note 5 (c))                                                            2,284,451               2,622,248

 Contributed surplus                                                               930,660                 930,660

 Deficit accumulated during the exploration stage                              (49,984,473)            (49,796,799)
 -------------------------------------------------------------------------------------------------------------------

                                                                                66,777,672              66,123,764
 -------------------------------------------------------------------------------------------------------------------

                                                                         $      67,463,965       $      67,100,008
 ===================================================================================================================


                       Approved by the Board of Directors

"David G. Unruh"   Director                        "Richard P. Clark"   Director
----------------                                   ------------------

              The accompanying notes are an integral part of these
                       consolidated financial statements.

Corriente Resources Inc.
(a development stage enterprise)

Consolidated Statements of Changes in Shareholders' Equity
For the three months ended March 31, 2006 (Unaudited)
---------------------------------------------------------------------------------------------------------------------------------
(expressed in Canadian dollars)

                                        Common Shares          Estimated Fair Value
                                     ----------------------   ----------------------
                                                                                                        Deficit
                                                                                                       accumulated
                                                                             Share                     during the       Total
                                                     Share                  Purchase   Contributed     exploration   Shareholders'
                                        Number      Capital     Options     Warrants     Surplus          stage         Equity
---------------------------------------------------------------------------------------------------------------------------------
Since inception:
Common shares issued for cash, net
of issue costs                        24,169,872   52,994,066  $        -   $       -   $        -   $           -  $  52,994,066
Common shares issued for mineral
properties and settlement of debt      6,621,477    6,554,554           -           -            -               -      6,554,554
Net fair value of warrants issued              -            -           -     501,051      676,407               -      1,177,458
Stock based compensation expense
on unexercised vested options                  -            -     644,665           -            -               -        644,665
Net losses since inception                     -            -           -           -            -     (45,056,506)   (45,056,506)
---------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2002          30,791,349   59,548,620     644,665     501,051      676,407     (45,056,506)    16,314,237
---------------------------------------------------------------------------------------------------------------------------------

Common shares issued for cash
pursuant to private placements,
net of issue costs                     7,750,000   15,959,370           -           -            -               -     15,959,370
Common shares issued for cash
pursuant to exercise of warrants       2,239,946    2,380,513           -           -            -               -      2,380,513
Common shares issued for cash
pursuant to exercise of options          575,000      463,250           -           -            -               -        463,250
Common shares issued for mineral
property interests                       250,000      232,500           -           -            -               -        232,500
Fair value of warrants issued
(note 5 (d))                                   -            -           -      96,455            -               -         96,455
Fair value of options exercised
(note 5 (c))                                   -      286,608    (286,608)          -            -               -              -
Fair value of warrants exercised
(note 5 (d))                                   -      170,326           -    (170,326)           -               -              -
Fair value of warrants expired
(note 5 (d))                                   -            -           -    (254,253)     254,253               -              -
Stock based compensation expense
on unexercised vested options                  -            -     762,558           -            -               -        762,558
Net loss for the year ended
December 31, 2003                              -            -           -           -            -        (682,092)      (682,092)
---------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2003          41,606,295   79,041,187   1,120,614     172,927      930,660     (45,738,598)    35,526,790
---------------------------------------------------------------------------------------------------------------------------------

Common shares issued for cash
pursuant to exercise of warrants       3,500,098    3,928,512           -           -            -               -      3,928,512
Common shares issued for cash
pursuant to exercise of options          315,000      304,350           -           -            -               -        304,350
Fair value of options exercised                -      174,876    (174,876)          -            -               -              -
(note 5 (c))
Fair value of warrants exercised               -       76,472           -     (76,472)           -               -              -
(note 5 (d))
Stock based compensation expense
on unexercised vested options                  -            -     709,424           -            -               -        709,424
Net loss for the year ended
December 31, 2004                              -            -           -           -            -        (714,062)      (714,062)
---------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2004          45,421,393   83,525,397   1,655,163      96,455      930,660     (46,452,660)    39,755,015
---------------------------------------------------------------------------------------------------------------------------------

Corriente Resources Inc.
(a development stage enterprise)

Consolidated Statements of Changes in Shareholders' Equity
For the three months ended March 31, 2006 (Unaudited)
---------------------------------------------------------------------------------------------------------------------------------
(expressed in Canadian dollars)

                                    Common Shares          Estimated Fair Value
                                 ----------------------   ----------------------
                                                                                                        Deficit
                                                                                                       accumulated
                                                                             Share                     during the       Total
                                                     Share                  Purchase   Contributed     exploration   Shareholders'
                                        Number      Capital     Options     Warrants     Surplus          stage         Equity
---------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2004          45,421,393   83,525,397   1,655,163      96,455      930,660     (46,452,660)    39,755,015
---------------------------------------------------------------------------------------------------------------------------------

Common shares issued for cash
pursuant to private placements,        7,605,000   27,853,364           -           -            -               -     27,853,364
net of issue costs
Common shares issued for cash
pursuant to exercise of options          475,000      435,250           -           -            -               -        435,250
Common shares issued for cash
pursuant to exercise of warrants         250,000      200,000           -           -            -               -        200,000
Fair value of options exercised                -      257,189    (257,189)          -            -               -              -
(note 5 (c))
Fair value of warrants exercised               -       96,455           -     (96,455)           -               -              -
(note 5 (d))
Stock based compensation expense
on unexercised vested options                  -            -   1,224,274           -            -               -      1,224,274
(note 5 ( c))
Net loss for the year ended
December 31, 2005                              -            -           -           -            -      (3,344,139)    (3,344,139)
---------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2005          53,751,393  112,367,655   2,622,248           -      930,660     (49,796,799)    66,123,764
---------------------------------------------------------------------------------------------------------------------------------

Common shares issued for cash
pursuant to exercise of options          690,000      789,000           -           -            -               -        789,000
Fair value of options exercised                -      390,379    (390,379)          -            -               -              -
(note 5 (c))
Stock based compensation expense
on unexercised vested options                  -            -      52,582           -            -               -         52,582
(note 5 ( c))
Net loss for the period ended                  -            -           -           -            -        (187,674)      (187,674)
March 31, 2006
---------------------------------------------------------------------------------------------------------------------------------

Balance at March 31, 2006             54,441,393  113,547,034 $ 2,284,451   $       -  $   930,660 $   (49,984,473) $  66,777,672
=================================================================================================================================


Corriente Resources Inc.
(a development stage enterprise)

Consolidated Statements of Loss and Deficit
For the three months ended March 31, 2006 (Unaudited)
------------------------------------------------------------------------------------------------------------------------
(expressed in Canadian dollars)

                                                                                               For the period from
                                                              March 31,         March 31,    inception (February 16,
                                                                   2006              2005    1983 to March 31, 2006)
 -----------------------------------------------------------------------------------------------------------------------
 Administration
 Management fees, wages and benefits                            216,195   $       103,191             $  4,057,751
 Regulatory fees                                                 59,665            34,245                  422,215
 Stock-based compensation (note 5 (c))                           52,582            67,054                3,393,503
 Investor relations and promotion                                30,408            38,570                1,452,453
 Rent and utilities                                              19,479            17,521                1,180,582
 Insurance                                                       17,047            16,839                  375,846
 Travel                                                          16,849            20,235                  763,244
 Legal and accounting                                            16,409            22,662                1,832,528
 Printing and shareholder information                            12,747             3,977                  583,602
 Office and miscellaneous                                         9,363             6,447                  964,572
 Transfer agent fees                                              3,672             1,128                  177,732
 Depreciation                                                     3,447             3,195                  244,222
 Loss on disposal of capital assets                                                                         52,968
 -----------------------------------------------------------------------------------------------------------------------

                                                                457,863           335,064               15,501,218
 -----------------------------------------------------------------------------------------------------------------------

 Other
 Interest income                                               (267,280)          (71,080)              (3,664,446)
 Foreign exchange (gain)                                        (22,131)           (2,451)                  13,246
 General exploration                                             19,222               109                4,204,521
 Gain on sale of assets                                                        (1,882,000)              (4,081,031)
 Gain on sale of marketable securities (note 9)                                  (265,318)              (1,125,312)
 Write-down of marketable securities                                              176,000                  374,838
 Write-down of mineral properties                                                                       33,387,725
 Write-down of capital assets                                                                            3,080,392
 Write-down of deferred power project costs                                                              2,739,111
 Gain on sale of subsidiary                                                                               (335,900)
 Rental income                                                                                             (71,546)
 Gain on settlement of debt                                                                                (26,792)
 Gain on disposal of assets                                                                                (11,551)
 -----------------------------------------------------------------------------------------------------------------------

                                                               (270,189)       (2,044,740)              34,483,255
 -----------------------------------------------------------------------------------------------------------------------

 Loss (earnings) for the period                                 187,674        (1,709,676)              49,984,473

 Deficit - beginning of period                               49,796,799        46,452,660                        -
 -----------------------------------------------------------------------------------------------------------------------

 Deficit - end of period                                     49,984,473   $    44,742,984            $  49,984,473
 =======================================================================================================================

 Basic and diluted loss (earnings) per share                $      0.00   $         (0.04)
 ==========================================================================================

 Weighted average number of shares outstanding               53,923,337        45,421,393
 ==========================================================================================

              The accompanying notes are an integral part of these
                       consolidated financial statements.

Corriente Resources Inc.
(an development stage enterprise)
Consolidated Statements of Cash Flows
For the three months ended March 31, 2006 (unaudited)
------------------------------------------------------------------------------------------------------------------------
(expressed in Canadian dollars)

                                                                                               For the period from
                                                              March 31,         March 31,    inception (February 16,
                                                                   2006              2005    1983 to March 31, 2006)
 -----------------------------------------------------------------------------------------------------------------------
 Earnings (loss) for the period                                (187,674)        1,709,676          $   (49,984,473)
 Items not affecting cash
       Stock-based compensation                                  52,582            67,054                3,393,503
       Depreciation                                               3,447             3,195                  244,221
       Shares received on sale of assets                              -        (1,882,000)              (3,254,486)

       Loss (gain) on sale of marketable securities                   -          (265,318)              (1,125,312)
       Write-down of marketable securities                            -           176,000                  374,838
       Write-down of mineral properties                               -                 -               33,387,725
       Write-down of capital assets                                   -                 -                3,080,392
       Write-down of deferred power project                           -                 -                2,739,111
       Gain on sale of subsidiary                                     -                 -                  (65,000)
       Foreign exchange loss on deposit                               -                 -                   50,528
       Loss on disposal of capital assets                             -                 -                   41,417
       General exploration                                            -                 -                   40,550

 Changes in non-cash working capital
       Accounts receivable and advances                         (35,910)         (123,400)                (151,855)
       Accounts payable and accrued liabilities                (289,951)         (101,920)                (904,248)
 ------------------------------------------------------------------------------------------------------------------

                                                               (457,506)         (416,713)             (12,133,089)
 ------------------------------------------------------------------------------------------------------------------

 Investing activities
 Mineral property costs                                      (2,842,303)       (2,323,136)             (62,152,338)

 Payments to acquire property, plant and equipment              (86,894)           (8,583)              (2,129,247)
 Proceeds from sale of marketable securities                          -           819,318                4,242,198
 Deferred power project costs                                         -          (475,936)              (2,739,111)
 Refund of deposit                                                    -                 -                  222,634
 ------------------------------------------------------------------------------------------------------------------

                                                             (2,929,197)       (1,988,337)             (62,555,864)
 ------------------------------------------------------------------------------------------------------------------

 Financing activities
 Proceeds from issuance of share capital, net of
       issue costs                                              789,000                 -              106,489,688
 Repayment of long-term debt                                          -                 -               (1,684,586)
 Deposit                                                              -                 -                 (273,162)
 ------------------------------------------------------------------------------------------------------------------

                                                                789,000                                104,531,940
 ------------------------------------------------------------------------------------------------------------------


 Increase (decrease) in cash and cash equivalents            (2,597,703)       (2,405,050)              29,842,987


 Cash and cash equivalents - beginning of period             32,440,690        12,602,827
 ------------------------------------------------------------------------------------------------------------------

 Cash and cash equivalents - end of period                   29,842,987        10,197,777          $    29,842,987
 ==================================================================================================================

Supplemental cash flow information (note 8)

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

Corriente Resources Inc.
(a development stage enterprise)
Notes to Consolidated Financial Statements
March 31, 2006 (Unaudited)
--------------------------------------------------------------------------------
(expressed in Canadian dollars)


1     Nature of operations

      Corriente Resources Inc. and its subsidiaries (collectively, "Corriente" or "the company") are engaged in the exploration and development of mineral properties primarily in Ecuador, South America. The company considers itself to be an exploration and development stage company.

      The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration and development programs will result in profitable mining operations. The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, the ability of the company to obtain financing to complete their development and future profitable operations or sale of the properties.

2     Significant accounting policies

      Basis of presentation

      These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada which as described in note 10, differ in certain respects from accounting principles generally accepted in the United States of America. They do not include all of the information and disclosures required by Canadian GAAP for annual audited financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. The interim consolidated financial statements should be read in conjunction with the company's audited consolidated financial statements including the notes thereto for the year ended December 31, 2005.

3     Mineral properties

      Corriente Copper Belt, Ecuador

      Under various agreements signed with certain Ecuadorian subsidiaries of BHP Billiton LLC ("BHP Billiton"), the company has earned a 100% interest in BHP Billiton's resource properties located in the Rio Zamora copper porphyry district (Corriente Copper Belt), in Ecuador. This required the issue of shares to BHP Billiton and the expenditure of exploration funds under the terms of these agreements. Additionally, these resource properties are subject to a 2% Net Smelter Royalty ("NSR") payable to BHP Billiton, though the company has options to reduce the NSR to 1% for the Mirador/Mirador Norte, Panantza and San Carlos resource properties upon the payment of US$2 million for each option exercised to BHP Billiton.

Corriente Resources Inc.
(a development stage enterprise)
Notes to Consolidated Financial Statements
March 31, 2006 (Unaudited)
--------------------------------------------------------------------------------
(expressed in Canadian dollars)


      Following is a summary of the company's deferred mineral property expenditures.

      Corriente Copper Belt                               Mirador/      Panantza / San        Other            Total
                                                       Mirador Norte        Carlos             (1)
--------------------------------------------------------------------------------------------------------- -----------------
      Balance December 31, 2005                            $28,683,887      $  3,704,723      $ 1,817,345     $ 34,205,955
      Option / acquisition payments                            687,505                 -                -          687,505
      Deferred exploration and development costs             2,044,726           117,485           10,728        2,172,939
--------------------------------------------------------------------------------------------------------- -----------------
      Balance March 31, 2006                              $ 31,416,118     $   3,822,208      $ 1,828,073     $ 37,066,399
===========================================================================================================================

      (1) - comprised of the La Florida, San Luis, San Marcos, San Miguel, Sutzu and Trinidad copper and copper-gold exploration targets in the Corriente Copper Belt


4     Property, plant and equipment

                                                                             Accumulated
                                                            Cost            Depreciation               Net
 --------------------------------------------------------------------------------------------------------------------
   Computer equipment                            $         247,384       $         165,492      $          81,892
   Vehicles                                                201,965                  61,282                140,683
   Office furniture and equipment                          127,174                  59,244                 67,930
   Field equipment                                          57,326                  25,164                 32,162
   Communications equipment                                 18,284                  10,028                  8,256
 --------------------------------------------------------------------------------------------------------------------

                                                 $         652,133       $         321,210      $         330,923
 ====================================================================================================================

5     Share capital

      a)   Authorized
           100,000,000 common shares without par value

      b)   Issued

           See Consolidated Statement of Changes in Shareholders' Equity. On May 8, 2006, the company announced that it entered into an underwriting agreement with a syndicate of underwriters to sell 19,231,000 common shares at a price of $6.50 per share to raise gross proceeds of $125,001,500 pursuant to a short form prospectus. This financing is expected to close on or about May 26, 2006.

Corriente Resources Inc.
(a development stage enterprise)
Notes to Consolidated Financial Statements
March 31, 2006 (Unaudited)
--------------------------------------------------------------------------------
(expressed in Canadian dollars)


      c)   Stock options

           The Company has in place an incentive stock option plan dated November 1996, as amended (the "Option Plan") for directors, officers, employees, and consultants to the Company and its subsidiaries. The Option Plan provides that the directors of the Company may resolve to grant options to purchase common shares on terms that the directors may determine, within the limitations of the Option Plan. The maximum aggregate number of common shares available for the grant of options under the Option Plan and all other share compensation arrangements of the Company is set at 6,524,830, which is approximately 12% of the Company's current outstanding share capital. As at March 31, 2006, taking into account outstanding options to purchase a total of 2,190,000 shares and prior exercises of options to purchase a total of 4,236,000 shares since the Option Plan's inception in 1996, the Company had 98,830 shares available for the grant of options.

           On January 23, 2006 the Company granted options to purchase 25,000 shares at a price of $4.50 per share, expiring January 23, 2009, to a new director who joined the Board in January 2006. On February 3, 2006 the company granted options to purchase a total of 400,000 shares (pending shareholder approval of an amendment to the Option
           Plan) to senior management. These options expire on February 3, 2011 and vest on the basis of 1/20th of the total each month (from grant date), with such vesting being accelerated based on the attainment of clearly identified milestones.

           As the February 3, 2006 option grants exceed the option room available under the Option Plan, they are subject to shareholder approval in accordance with the policies of the Toronto Stock Exchange. The Company is seeking approval at its May 25, 2006 Annual General Meeting to amend the Option Plan to increase the number of shares that may be reserved for issue under it from 6,524,830 to a rolling maximum of 10% of the number of common shares actually outstanding immediately prior to the grant of any particular option.

           During the period ended March 31, 2006, the company recorded the estimated fair value of the 25,000 (2005 - Nil) options granted and vested as stock-based compensation expense of $52,582 (2005 - $67,054). This fair value is estimated using the Black-Scholes Option Pricing Model with the following assumptions:

            Risk-free interest rate                          3.87%
            Expected dividend yield                             -
            Expected stock price volatility                    66%
            Expected option life in years                       3

           Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the company's stock options. The fair value assigned to the stock options exercised is credited to share capital.

           Subsequent to March 31, 2006, 865,000 stock options were exercised, raising proceeds of $1,202,300.

Corriente Resources Inc.
(a development stage enterprise)
Notes to Consolidated Financial Statements
March 31, 2006 (Unaudited)
--------------------------------------------------------------------------------
(expressed in Canadian dollars)

                                                                                                      Assigned      Weighted
                                                              Exercise                                    Fair       Average
                                                 Number of       Price                                   Value         Price
                                                   options           $     Expiry dates                      $             $
                                            --------------- ----------- ---------------------- ---------------- -------------
            Options outstanding and
                 exercisable - December
                 31, 2005                        2,855,000                                          2,622,248            1.89
                                            ---------------                                    ---------------- -------------

               Exercised                           (25,000)              March 15, 2006               (15,903)
               Exercised                          (305,000)              May 28, 2006                (134,039)
               Exercised                          (240,000)              July 28, 2006               (112,401)
               Exercised                          (120,000)              July 25, 2008               (128,036)
               Granted                              25,000               January 23, 2009              52,582
                                            ---------------                                    ----------------
                                                  (665,000)                                          (337,797)
                                            ---------------                                    ----------------

            Options outstanding and
                 exercisable - March 31,
                 2006                            2,190,000                                          2,284,451            2.16
                                            ---------------                                    ---------------- -------------


               Granted but unexercisable           400,000        5.25   February 3, 2011             988,846            5.25
                                            -----------------                                  ------------------------------

            Options outstanding - March
                 31, 2006                        2,590,000                                          3,273,397            2.64
                                            =================================================================================


The following table summarizes information about stock options outstanding and exercisable at March 31, 2006:

            Exercise                Options              Remaining                Options              Remaining
              prices        outstanding and       contractual life         outstanding at       contractual life
                             exercisable at                (years)         March 31, 2006                (years)
                             March 31, 2006
    -------------------------------------------------------------------------------------------------------------
       $        5.25                      -                      -                400,000                    4.9
                4.50                 25,000                    2.8                 25,000                    2.8
                3.55                100,000                    1.3                100,000                    1.3
                3.32                275,000                    0.9                275,000                    0.9
                3.25                 40,000                    1.5                 40,000                    1.5
                3.16                100,000                    1.2                100,000                    1.2
                2.99                300,000                    2.4                300,000                    2.4
                2.27                400,000                    2.3                400,000                    2.3
                2.15                100,000                    2.2                100,000                    2.2
                1.28                310,000                    0.5                310,000                    0.5
                0.90                300,000                    0.2                300,000                    0.3
                0.89                240,000                    0.3                240,000                    4.8
    -------------------------------------------------------------------------------------------------------------
                                  2,190,000                    1.3              2,590,000                    1.8
    =============================================================================================================

Corriente Resources Inc.
(a development stage enterprise)
Notes to Consolidated Financial Statements
March 31, 2006 (Unaudited)
--------------------------------------------------------------------------------
(expressed in Canadian dollars)


6     Related party transactions and balances

      Included in management fees, wages and benefits are expenditures of $Nil (2005 - $19,863) for the period ended March 31, 2006 in respect of administrative and technical services provided by a company affiliated with an employed officer. At March 31, 2006 $Nil (2005 - $9,339) was due to this company affiliated with an employed officer.

7     Segmented information

      The company operates within a single operating segment, which is mineral exploration and development. The company's mineral property interests are in South America, as set out in note 3. Geographic segmentation of mineral properties, property, plant and equipment as at March 31, 2006 is as follows:

                                           2006                                         2005
          -------------------------------------------------------------------------------------------------------------
                                                    Property,                            Property,           Deferred
                                  Mineral           plant and          Mineral           plant and        power project
                                 properties         equipment         properties         equipment             costs
                Canada      $               -   $        45,901   $              -         $42,145    $               -
                Ecuador            37,066,399           285,022         27,553,713         219,627            2,180,598
          -------------------------------------------------------------------------------------------------------------

                            $      37,066,399   $       330,923   $     27,553,713   $     261,772    $       2,180,598
          =============================================================================================================



8     Supplemental cash flow information

      Cash and cash equivalents at March 31, 2006 comprise the following:

                                                                                                2006                 2005
                                                                                    -------------------  -------------------
            Cash on hand and balances with banks                                    $      1,171,839     $        (219,579)
            Short-term investments                                                        28,671,148           10,417,356
                                                                                    ----------------------------------------

                                                                                      $   29,842,987       $   10,197,777
                                                                                    ========================================

      During the periods ended March 31, 2006 and 2005, the company conducted non-cash operating, investing and financing activities as follows:
                                                                                                2006                 2005
                                                                                    -------------------  -------------------

         Mineral properties - non-cash deferred exploration                         $        (16,611)    $         (35,630)
                                                                                    -------------------  -------------------

         Marketable securities received from sale of subsidiary company             $              -     $       1,882,000
                                                                                    -------------------  -------------------

Corriente Resources Inc.
(a development stage enterprise)
Notes to Consolidated Financial Statements
March 31, 2006 (Unaudited)
--------------------------------------------------------------------------------
(expressed in Canadian dollars)


9     Financial instruments

      The company does not use any derivative financial instruments.

      At March 31, 2006 the carrying value of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities approximate their fair values based on the short-term nature of the instruments.

      As at March 31, 2006, the company held no marketable securities (2005 $1,706,000).

10 Reconciliation to United States Generally Accepted Accounting Principles ("GAAP")

      The consolidated financial statements have been prepared in accordance with Canadian GAAP which differs in certain respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with United States GAAP. Significant measurement differences that materially affect these consolidated financial statements are as follows:
           o As described in Note 2 of the company's December 31, 2005 audited financial statements, Canadian GAAP allows for the deferral of exploration expenditures. Under United States GAAP, the Company expenses, as incurred, exploration costs relating to unproven mineral properties. When proven and probable reserves are determined for a property and a feasibility study has been prepared, subsequent development costs of the property would be capitalized.

           o Under U.S. GAAP, marketable securities are classified as trading or available-for-sale. Gains and losses on trading securities are recognized currently, whether or not realized. Securities are carried on the balance sheet at their fair value and unrealized gains and losses on available-for-sale securities are excluded from earnings and recorded as a separate component of shareholders' equity. Carrying values of available-for-sale securities which are considered impaired are written down and the charge is recognized currently.

      Had the Company followed United States GAAP, certain items in the financial statements would have been reported as follows:

      Statements of Loss and Deficit
                                                                             Period Ended March 31,
                                                                  -----------------------------------------
                                                                           2006                2005
 ----------------------------------------------------------------------------------------------------------
       Net loss (earnings) under Canadian GAAP                     $         187,674   $      (1,709,676)
       Mineral exploration costs expensed under U.S. GAAP                  2,172,939           2,270,191
 ----------------------------------------------------------------------------------------------------------
       Net loss under U.S. GAAP                                            2,360,613             560,515
       Change in unrealized gain on available-for-sale securities                                 41,000
 ----------------------------------------------------------------------------------------------------------
       Comprehensive loss under U.S. GAAP                          $       2,360,613   $         601,515
 ==========================================================================================================
       Basic and diluted loss per share, per U.S. GAAP             $            0.04   $            0.01
 ==========================================================================================================
       Weighted average number of shares outstanding                      53,923,337          45,421,393
 ==========================================================================================================

      Balance Sheets
                                                                                       March 31, 2006        December 31, 2005
 ------------------------------------------------------------------------------------------------------------------------------
       Total assets under Canadian GAAP                                              $      67,463,965      $      67,100,008
       Adjustment to reconcile U.S. GAAP
        Mineral exploration costs expensed under U.S. GAAP                                 (24,470,381)           (22,297,442)
 ------------------------------------------------------------------------------------------------------------------------------
       Total assets under U.S. GAAP                                                  $      42,993,584      $      44,802,566
 ==============================================================================================================================
       Shareholders' equity under Canadian GAAP                                      $      66,777,672      $      66,123,764
       Adjustment to reconcile U.S. GAAP
        Mineral exploration costs expensed under U.S. GAAP                                 (24,470,381)           (22,297,442)
 ------------------------------------------------------------------------------------------------------------------------------
       Total shareholders' equity under U.S. GAAP                                    $      42,307,291      $      43,826,322
 ==============================================================================================================================

      Statements of Cash Flows
                                                                                              Period Ended March 31,
                                                                                            2006                   2005
                                                                                 ----------------------------------------------

       Cash applied to operating activities under Canadian GAAP                      $        (457,506)     $        (416,713)
       Mineral exploration costs incurred in the year                                       (2,172,939)            (2,270,191)
 ------------------------------------------------------------------------------------------------------------------------------

        Cash applied to operating activities under U.S. GAAP                         $      (2,630,445)     $      (2,686,904)
 ==============================================================================================================================




       Cash applied to investing activities under Canadian GAAP                      $      (2,929,197)     $      (1,988,337)
       Mineral exploration costs incurred in the year                                        2,172,939              2,270,191
 ------------------------------------------------------------------------------------------------------------------------------

       Cash applied to investing activities under U.S. GAAP                          $        (756,258)     $         281,854
 ==============================================================================================================================


                                                                    DOCUMENT 3

               FORM 52-109FT2 - CERTIFICATION OF INTERIM FILINGS


I, Kenneth R. Shannon, Chief Executive Officer of Corriente Resources Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Corriente Resources Inc. (the "Issuer") for the period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have:

      (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

      (b) evaluated the effectiveness of the Issuer's disclosure controls and procedures as of the end of the period covered by the interim filings and have caused the Issuer to disclose in the interim MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the interim filings based on such evaluation.


Date:    May 12, 2006


"Kenneth R. Shannon"
----------------------------------
Kenneth R. Shannon
Chief Executive Officer

                                                                    DOCUMENT 4

               FORM 52-109FT2 - CERTIFICATION OF INTERIM FILINGS


I, Darryl F. Jones, Chief Financial Officer of Corriente Resources Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Corriente Resources Inc. (the "Issuer") for the period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have:

      (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

      (b) evaluated the effectiveness of the Issuer's disclosure controls and procedures as of the end of the period covered by the interim filings and have caused the Issuer to disclose in the interim MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the interim filings based on such evaluation.


Date:    May 12, 2006


"Darryl F. Jones"
---------------------------
Darryl F. Jones
Chief Financial Officer

                                                                    DOCUMENT 5

CORRIENTE
RESOURCES INC.
{logo graphic omitted]



                                          -----------------------------------
                                         | Disclosure statements as required |
                                         | by National Instrument 43-101 are |
                                         | available at our website          |
                                         | www.corriente.com                 |
                                          -----------------------------------


                                "NEWS RELEASE"

For Immediate Release                                             May 16, 2006
---------------------
TSX: CTQ, AMEX: ETQ


            NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES
                   OR FOR DISSEMINATION IN THE UNITED STATES


             REQUESTED CHANGES TO TECHNICAL REPORT TO BE COMPLETED

Following a review of our recently announced prospectus financing by the B.C. Securities Commission (BCSC), Corriente has requested Mine Development Associates (MDA) to make a change in its Technical Report on Corriente's Mirador project, which was filed on SEDAR on February 13, 2006. The Technical Report upgraded some of the resources at Mirador to reserves based on information from an independent feasibility study filed on Sedar May 13, 2005. The MDA report differs from the disclosure in Corriente's November 17, 2005 press release entitled "Mirador Mine Life Extended To 38 Years With New Optimization Results For Starter Copper Project" and its Annual Information Form dated March 24, 2006. The amended Technical Report, to be issued later this week by MDA, will reclassify the stated mineral reserves back to resources to match our other disclosure, and will include supporting information for the economic analyses announced in our November 17, 2005 release.

Corriente is moving towards construction of a starter operation at its Mirador copper-gold operation. Mirador is one of the few new, sizeable copper projects available for near-term production. Corriente controls a 100% interest in over 50,000 hectares located within the Corriente Copper Belt, Ecuador. The Belt currently contains three copper and copper-gold porphyry deposits, Mirador, Panantza and San Carlos, as well as the newly discovered Mirador Norte prospect. Additional exploration activities will be ongoing, as six additional copper and copper-gold exploration targets have been identified in the Corriente Copper Belt to date.

 "Ken Shannon"

Kenneth R. Shannon
Chief Executive Officer

The Toronto Stock Exchange has neither approved nor disapproved of the information contained herein.


 For further information please contact Mr. Dan Carriere, Senior Vice-President at (604) 687-0449 or see our web site at www.corriente.com

Certain statements contained in this News Release constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company's plans to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth in the company's continuous disclosure filings as found at www.sedar.com .
                                          -------------

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any securities in the United States. The securities have not been registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from the registration requirements of the U.S. Securities Act of 1933.



             520 - 800 West Pender Street, Vancouver, B.C. V6C 2V6
         T (604) 687-0449 F (604) 687-0827 Email copper@corriente.com
                                           --------------------------

                                   SIGNATURES



      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           CORRIENTE RESOURCES INC.
                                ------------------------------------------------
                                                (Registrant)

Date:   May 16, 2006            By:     /S/ DARRYL F. JONES
        --------------                  ----------------------------------------
                                        Name:   Darryl F. Jones
                                        Title:  Chief Financial Officer